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                                                                     EXHIBIT 5.2

FOR IMMEDIATE RELEASE:
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CONTACT:                            STANLEY BRAUN,
                                    PRESIDENT & CEO
                                    (818) 593-8258

                                    JAMES K. WHITE
                                    KEHOE, WHITE, SAVAGE & CO.
                                    (310) 437-0655

                     PAC RIM HOLDING CORPORATION ANNOUNCES
                     -------------------------------------
                           MERGER OR SALE DISCUSSIONS
                           --------------------------


     WOODLAND HILLS, CALIFORNIA, SEPTEMBER 16, 1996: Pac Rim Holding Corporation (NASDAQ--PRIM) today announced that it has received a proposal from Superior National Insurance Group regarding a possible transaction involving a merger with or sale of the Company to Superior National Insurance Group.

     Pac Rim stated that while no final terms have been agreed upon and no definitive agreement has been executed, and while there can be no assurance that a transaction will be completed, the proposal contemplates a total cash consideration of approximately $54 million resulting in a receipt by common shareholders and other interest holders of approximately $3.00 per share.

     Pac Rim further stated that if an agreement concerning a transaction involving the Company was approved by the Company's Board of Directors, the transaction would be subject to regulatory approval and various other conditions. Also, a special meeting of stockholders would be called to consider the transaction.

     Pac Rim Holding Corporation, through its subsidiary, The Pacific Rim Assurance Company, is engaged in the writing of workers' compensation insurance in California, Arizona, Texas, and Georgia.

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